UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

_________________________

Commission File Number: 001-32292

Rubicon Minerals Corporation ———————————————————————————————————
(Translation of registrant’s name into English)
Suite 1540 – 800 West Pender Street, Vancouver, British Columbia, V6C 2V6, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☐ Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

EXPLANATORY NOTE

This amendment to the Form 6-K of Rubicon Minerals Corporation. originally filed on April 11, 2011 (as amended hereby, the “Form 6-K”) is being filed in order to furnish the Company’s press release of April 11, 2011, which corrects a typographical error contained in the Company’s press release of April 8, 2011.  No other changes to the Form 6-K have been made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION
By:	/s/ Robert Lewis _______________________________
Name: Robert Lewis Title: Chief Financial Officer

Date: April 11, 2011

EXHIBIT INDEX

Exhibit No.	Description
99.1

News Release dated April 11, 2011 – “Rubicon Minerals Updates Delineation Drill Results From the F2 Core Zone, Phoenix Gold Project, Red Lake Ontario - results include 1.15 oz/ton gold over 56.8 feet including 5.25 oz/ton gold over 11.8 feet-update of project timelines”